Exhibit 99.3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Aphria Inc.

NOTICE-AND-ACCESS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of shareholders (“Shareholders”) of Aphria Inc. (“Aphria” or the “Company”) will be held virtually at https://web.lumiagm.com/220194008 on Tuesday, November 17, 2020, at 2:00 PM (Eastern Time), subject to any adjournment(s) or postponement(s) thereof for the following purposes:

1.       to receive the annual audited financial statements of the Company for the financial year ended May 31, 2020, together with the report of the auditors thereon;

2.       to appoint the auditors of the Company to hold office until the close of the next annual meeting of the Shareholders or until a successor is appointed, and to authorize the directors of the Company to fix the remuneration of the auditors;

3.       to elect directors of the Company to hold office until the close of the next annual meeting of the Shareholders or until their successors shall be elected or appointed; and

4.       to consider other business that may properly come before the Meeting or any adjournment thereof.

This Notice (this “Notice of Meeting”), the accompanying management information circular in respect of the meeting (the “Circular”), and the annual financial statements for the financial year ended May 31, 2020 (the “Financial Statements”) and related management’s discussion and analysis (the “MD&A”) have been posted on the Company’s website at aphriainc.com/investors and on Aphria’s profile at www.SEDAR.com.

The voting procedure for the Meeting is explained in detail in the Circular. As a shareholder of Aphria, it is very important that you read the Circular carefully and then vote your common shares, either online at the Meeting, by proxy or by voting instruction form, as applicable.

In lieu of mailing this Notice of Meeting, the Circular, the Financial Statements, and the MD&A, we are using the notice-and-access mechanism under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations. to provide access to an electronic copy of these documents to registered holders and non-objecting beneficial owners of Aphria’s common shares by posting them on the websites noted above. Notice-and-access allows issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) online, via the System for Electronic Data Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to Shareholders. Shareholders who have previously provided standing instructions will receive a paper copy of these documents.

The Company will deliver paper copies of this Notice of Meeting directly to registered holders and non-objecting beneficial owners of Aphria’s common shares through the services of Computershare Investor Services Inc. (“Computershare”) and Broadridge Financial Solutions, Inc. (“Broadridge”), respectively. The Company does not intend to pay for intermediaries to deliver these materials to objecting beneficial owners.

In order to ensure that paper copies of the proxy-related materials can be delivered to a requesting Shareholder in time for such Shareholder to review them and vote their Common Shares for the Meeting, requests for paper copies must be received no later than Monday, November 2, 2020. To obtain paper copies or if you have questions about Notice-and-Access:

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•	Registered Shareholders must contact Computershare, toll-free within North America at 1-866-962-0498, or direct from outside of North America at 1-514-982-8716, and enter the 15-digit control number as indicated on your form of proxy.
•	Non-objecting beneficial owners must contact Broadridge by phone, toll-free within North America at 1-877-907-7643, or direct from outside of North America at 1-905-507-5450, or on the web at www.proxyvote.com, and enter the 16-digit control number as indicated on your voting instruction form. Non-objecting beneficial owners that do not have a control number must call 1-855-887-2243.

The record date for determining the Shareholders entitled to receive notice of and vote at the Meeting is September 18, 2020. If you held common shares as of the close of business on such date, you have the right to cast one vote per common share on any resolution to be voted upon at the Meeting.

Registered Shareholders may attend the virtual meeting or may be represented by proxy. Registered Shareholders who are unable to attend the virtual Meeting (or any adjournment or postponement) are requested to date, sign, and return the enclosed form of proxy for use at the Meeting (or any adjournment or postponement). To be effective, the form of proxy must be received by Aphria’s transfer agent Computershare at its offices at 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1 (according to the instructions on the proxy), not less than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). The chair of the Meeting has discretion to waive or extend this cut-off time without notice. Registered Shareholders and duly appointed proxyholders of such registered Shareholders will be able to virtually attend, participate and vote during the Meeting’s live webcast online at https://web.lumiagm.com/220194008.

Registered Shareholders and nonregistered Shareholders who wish to appoint a person other than the management nominees identified on the applicable form of proxy or voting instruction form to represent them at the Meeting will also need to register such proxyholder, which is an additional step to be completed after the form of proxy or voting instruction form, as applicable, has been submitted. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the meeting (a “Username”). Without a Username, proxyholders will not be able to participate or vote at the Meeting. To register a proxyholder, Shareholders MUST visit www.computershare.com/aphria and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email after the proxy cut-off.

If you are a nonregistered Shareholder and have received these materials through your broker or through another intermediary, please follow the instructions set out in the voting instruction form or other instructions received from the intermediary to ensure that your common shares will be voted at the Meeting.

If you have any questions or require more information with respect to voting your common shares at the Meeting, please contact our proxy solicitation agent, Kingsdale Advisors, by email at contactus@kingsdaleadvisors.com or by telephone at 1-888-518-6805 (toll-free within North America) or 416-867-2272 (collect outside North America).

Dated September 23, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

“Irwin D. Simon”

Irwin D. Simon

Chief Executive Officer and Chair of the Board of Directors

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